Tidal Trust II

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

January 24, 2024

VIA EDGAR TRANSMISSION

Raymond Be

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Tidal Trust II (the “Trust”)
Post-Effective Amendment No. 137 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)
File Nos. 811-23793; 333-264478

Dear Mr. Be:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on January 9, 2924, with respect to the Registration Statement and the Trust’s proposed two new series, the Defiance MSCI EAFE Enhanced Options Income ETF and the Defiance MSCI Emerging Markets Enhanced Options Income ETF (together, the “Funds”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement.

Please note that the Trust has determined to rename the Funds as follows: the Defiance Developed Markets Enhanced Options Income ETF and the Defiance Emerging Markets Enhanced Options Income ETF.

FEES AND EXPENSES

1.	Please supplementally provide the Staff with a Fee Table pre-effectively. In addition, please tell us in correspondence how the Trust estimated Other Expenses and determined it was a reasonable estimate of the expenses for the current fiscal year.

Response: The Fund’s completed Fees and Expenses table and Expense Example are as shown in the attached Appendix A. The Trust further responds by noting that Other Expenses were estimated based on a review of sample portfolio holdings for the Fund. The Trust believes that the estimated Other Expenses for the Fund’s initial fiscal year are reasonable given the Fund’s expected portfolio holdings.

PRINCIPAL INVESTMENT STRATEGIES

2.	Please clarify that the Fund is writing uncovered put options that are at or in the money. Clearly explain the scenarios in which the Fund will gain or lose money.

Response: The Trust notes that the Prospectus will be revised to explain the scenarios in which the Fund will gain or lose money, using substantially the same language as set forth below. However, we respectfully note that we do not believe that the Fund put options are uncovered. In particular, the OIC (Options Industry Council) defines the term “uncovered” as follows: “A short put option position in which the writer does not have a corresponding short position in the underlying security or has not deposited, in a cash account, cash or cash equivalents equal to the exercise value of the put.” Importantly, the Fund’s strategy requires the Fund to hold cash (or cash equivalents) to cover the exercise value of the written puts.

When selling put options, the Fund will generally be subject to six different outcomes based on market movements and whether the options sold are at-the-money or in-the-money:

At-the-Money Options:		In-the-Money Options:
●	Index Rises above Strike (Profitable): Fund keeps premium; no cash settlement of the options as they expire worthless.	●	Index Rises to or above Strike (Profitable): Fund keeps premium, which includes the gain from the intrinsic premium; no cash settlement of the options as they expire worthless.

●	Index Flat (Profitable): Fund keeps premium; no cash settlement of the options as they expire worthless.	●	Index Flat (Profitable to breakeven): Fund cash settles the option value, which is the difference between the strike price and Index level (debit); potential to retain extrinsic premium while breaking even on in-the-money amount initially received (credit) as there was no market movement.

●	Index Falls (Potentially Unprofitable): Fund pays the difference between the strike price and Index level; potential for loss to exceed premium received.	●	Index Falls (Potentially Unprofitable): Fund pays the difference between strike price and Index level; potential for loss to exceed the initial premium received.

	It is worth noting that the puts are covered for their full exercise value and the loss cannot exceed the value of the Fund’s portfolio.		It is worth noting that the puts are covered for their full exercise value and the loss cannot exceed the value of the Fund’s portfolio.

3.	Disclose how the Fund provides the opportunity for indirect exposure to the Index, and to what degree the Fund’s performance will correlate to the Index directionally and in terms of degree. Revise to explain this more clearly.

Response: Please see the Trust’s response to Comment 2.

4.	Please clarify, using plain English principles, (a) what it means to write a put, and (b) the circumstances under which it is profitable for the Fund to do so.

Response: Please see the Trust’s response to Comment 2. Additionally, the Trust confirms that the Prospectus has been supplemented to explain what it means to write a put.

5.	Please discuss how the Fund will handle the potential for significant Index losses. For example, how will the Fund be covered if the Index goes down significantly? Will the Fund seek to provide any downside protection?

Response: The Trust confirms that the foregoing disclosure has been added to the Item 9 section of the Prospectus.

6.	Please clarify the context of the following statement for an actively managed fund: “The Fund will seek to employ its investment strategy as it relates to the Index regardless of whether there are periods of adverse market, economic, or other conditions and will not seek to take temporary defensive positions during such periods.”

Response: The Trust respectively notes that the foregoing sentence was added in response to an SEC comment to another Fund’s registration statement. To avoid confusion as it relates to the Funds, the foregoing sentence has been removed.

7.	Using plain English principles, please explain what the following sentence means: “Simultaneously, it aims to provide an “enhanced” yield compared to traditional option-based strategies by frequently selling short-term options, typically with a one-week duration.” In particular, explain how the Fund’s strategy will create an “enhanced yield.”

Response: The Trust confirms that the foregoing disclosure has been added to the prospectus.

8.	Revise the following sentence to reflect that the Fund sells put options: “The Fund intends to invest only in cash-settled options, which means the holder of the option doesn’t receive securities when the option is exercised or expires.”

Response: The Trust confirms that the foregoing disclosure has been added to the prospectus.

PRINCIPAL INVESTMENT RISKS

9.	Please customize the risk factor to reflect the manner in which the Fund will be using options.

Response: The Trust confirms that the options risk disclosures have been tailored to how the Fund will use them.

10.	Consider addressing put-writing strategy risks that appear to be associated with the Fund’s proposed strategy, including, if applicable, a lack of downside protection and a cap of the Fund’s maximum return.

Response: The Trust confirms that the put-writing strategy risks addressing the foregoing have been bolstered.

11.	With respect to the ETF Risks disclosure, the inclusion of management risk does not seem appropriate. Consider relocating that risk.

Response: The management risk disclosure has been moved to a stand-alone disclosure.

ADDITIONAL INFORMATION ABOUT THE FUNDS

12.	We note that disclosure explains that if the index remains above the strike price, the buyer likely won’t exercise the option, allowing the Fund to retain the premium. Please revise the foregoing to address all relevant situations for both at-the-money and in-the-money options.

Response: The Trust confirms that the foregoing disclosure has been revised to address the relevant situations for both at-the-money and in-the-money options.

13.	Please confirm the accuracy of the calculations in the example, under the “Terminology” heading 22. Terminology.

Response: The Trust confirms that the calculations in the example have been corrected.

If you have any questions or require further information, please contact Michael Pellegrino at (844) 986-7700 #746 or mpellegrino@tidalfg.com.

Sincerely,

/s/ Michael T. Pellegrino
Michael T. Pellegrino, General Counsel

Tidal Investments LLC

Appendix A

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses(1) (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.99%

Distribution and Service (12b-1) Fees	0.00%

Other Expenses(2)	0.00%

Total Annual Fund Operating Expenses	0.99%

(1)	The Fund’s adviser will pay, or require a sub-adviser to pay, all of the Fund’s expenses, except for the following: advisory and sub-advisory fees, interest charges on any borrowings made for investment purposes, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (“1940 Act”), litigation expenses, and other non-routine or extraordinary expenses.

(2)	Based on estimated amounts for the current fiscal year.

Expense Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem or hold all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$101	$315